As filed with the Securities and Exchange Commission on May 28, 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LivaNova PLC

England and Wales (State or other jurisdiction of incorporation or organization)	001-37599 (Commission File Number)	98-1268150 (I.R.S. Employer Identification No.)

20 Eastbourne Terrace
London, United Kingdom
W2 6LG
(Address of Principal Executive Offices) (Zip Code)

Catherine Moroz
Company Secretary
+44 20 3325 0660

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
LivaNova PLC, headquartered in London, (collectively with its subsidiaries, the “Company”, “LivaNova”, “we” or “our”), is a global medical device company focused on the development and delivery of important therapeutic solutions for the benefit of patients, healthcare professionals and healthcare systems throughout the world. Working closely with our global team of medical professionals in the fields of Cardiac Surgery and Neuromodulation, we design, develop, manufacture and sell innovative therapeutic solutions that are consistent with our mission to improve our patients’ quality of life, increase the skills and capabilities of healthcare professionals and minimize healthcare costs.
We were organized under the laws of England and Wales on February 20, 2015 for the purpose of facilitating the business combination of Cyberonics, Inc., a Delaware corporation (“Cyberonics”) and Sorin S.p.A., a joint stock company organized under the laws of Italy (“Sorin”). The business combination of Cyberonics and Sorin (the “Merger”) became effective on October 19, 2015.
LivaNova is filing this Specialized Disclosure report on Form SD (this “Form SD”) for LivaNova’s Neuromodulation, Cardiac Rhythm Management, and Cardiac Surgery supply chain operations for the year ended December 31, 2018. This Form SD is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018.
A copy of our Conflict Minerals Report is filed as a part of this Form SD. In accordance with Rule 12b-12 (17 CFR 240.12b-12), a copy of this Form SD may be found on our website at http://www.livanova.com/investor-relations/sec-filings.
Item 1.02 Exhibit
LivaNova has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2—Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LivaNova PLC

Date: May 28, 2019	By:/s/ Catherine Moroz
Name: Catherine Moroz
Title: Company Secretary

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